SUB-ITEM 77D(G)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                 AIM SUMMIT FUND

     On February 22, 2007, the Board of Trustees (the "Board") of AIM Summit Fund on approved the increase of the Fund's foreign securities limit to 25% of its total assets.